Zealous Trading Group, Inc.
1800 Century Park East, Suite 200
Los Angeles, California 90067

February 8, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Patrick Kuhn
Division of Corporation Finance

Re:	Zealous Trading Group, Inc.
Item 4.01 Form 8-K Filed January 28, 2008
File No. 0-26383

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 1, 2008 relating to the Current Report on Form 8-K, filed with the SEC on January 28, 2008 (the “Report”).  The answer set forth herein refers to each of the Staffs' comments by number.  Please be advised that we filed the amended Report with the SEC on February 5, 2008.

1.
Please amend your filing to include the required letter from your former auditor, filed as an exhibit to your amended Form 8-K.  The letter from your former auditor should state whether it agrees with the statements made in the filing.  In the letter filed as an exhibited to Amendment 1 of Form 8-K filed on January 28, 2008, your former auditor does not state whether it agrees with the statements made in the filing.  See Item 304(a)(3) of Regulation S-B.

Response

We have filed an amended Form 8-K with the SEC on February 5, 2008 which included the required letter from our former auditor, which we believe complies with Item 304(a)(3) of Regulation S-B.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ MILTON C. AULT, III Milton C. Ault, III Chief Executive Officer